UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LINDSAY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-13419	47-0554096
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2222 N 111th Street, Omaha, Nebraska	68164
(Address of principal executive offices)	(Zip Code)

Eric R. Arneson – (402) 827-6569

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

Lindsay Corporation (the “Company”, “Lindsay”, “we”, “us” or “our”), after exercising reasonable due diligence as required by Rule 13p-1, was unable to determine whether the tin, tantalum, tungsten and/or gold (“3TG” or “conflict minerals”) used in one or more of its products, where such 3TGs are necessary to such product(s) functionality or production, originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country that shares an internationally recognized border with the DRC (the “Covered Region”). Accordingly, the Company declares itself to be “DRC conflict undeterminable” as defined by paragraph (d)(5) of the instructions to Item 1.01 for all products manufactured and/or contracted to be manufactured for the Company.

Conflict Minerals Disclosure

This Form SD and the Company’s Conflict Minerals Report, filed as Exhibit 1.01 hereto, may be found publicly on our internet website at http://www.lindsayir.com/Conflict_Minerals. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	EXHIBIT

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – EXHIBITS

Item 2.01	EXHIBITS

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 1, 2015	LINDSAY CORPORATION

By: /s/ James C. Raabe
James C. Raabe Vice President and Chief Financial Officer